UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Murano Global Investments PLC
(Name of Issuer)

Ordinary shares, no par value per share (the “Ordinary Shares”)
(Title of Class of Securities)

G63369105
(CUSIP Number)

HCM Investor Holdings, LLC
Attn: Shawn Matthews
100 First Stamford Place
Stamford, CT 06902
(203) 930-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
HCM Investor Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,737,500 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,737,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,737,500 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The HCM Investor Holdings, LLC (the “Sponsor”) is the record holder of such shares. Shawn Matthews is the managing member of the Sponsor. As such, each of the Sponsor and Shawn Matthews may be deemed to share beneficial ownership of the ordinary shares held directly by our Sponsor. Mr. Matthews disclaims any beneficial ownership of the ordinary shares held directly by our Sponsor, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(2) The percentage reported herein is based on 79,242,873 of the Issuer’s ordinary shares outstanding as of March 21, 2024, as set forth in the Issuer’s Form 20-F filed with the SEC March 27, 2024.

1	NAMES OF REPORTING PERSONS
Shawn Matthews

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,737,500 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,737,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,737,500 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The HCM Investor Holdings, LLC (the “Sponsor”) is the record holder of such shares. Shawn Matthews is the managing member of the Sponsor. As such, each of the Sponsor and Shawn Matthews may be deemed to share beneficial ownership of the ordinary shares held directly by our Sponsor. Mr. Matthews disclaims any beneficial ownership of the ordinary shares held directly by our Sponsor, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Ordinary Shares of Murano Global Investments PLC, a company incorporated under the laws of the Bailiwick of Jersey (with registered number 149873) (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 25 Berkeley Square, London W1J 6HN.

Item 2.	Identity and Background.

This Statement on Schedule 13D is filed jointly by (i) HCM Investor Holdings, LLC (the “Sponsor”) and (ii) Shawn Matthews. The foregoing are referred to herein collectively as the “Reporting Persons.”

The address of the principal office and principal business of the Sponsor is 100 First Stamford Place, Stamford, CT 06902.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Sponsor is a Delaware limited liability company. Shawn Matthews is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares to which this Schedule 13D relates were acquired by the Reporting Persons in connection with a business combination (the “Business Combination”) pursuant to a Amended & Restated Business Combination Agreement, dated August 2, 2023, as amended on December 31, 2023, by and among HCM Acquisition Corp (“HCM”), the Company, Murano PV, S.A. de C.V., a Mexican corporation, Elías Sacal Cababie, an individual, ES Agrupación, S.A. de C.V., a Mexican corporation, Murano Global B.V., a Dutch private limited company, MPV Investment B.V., a private limited liability company under Dutch law, and Murano Global Cayman, a Cayman Islands exempted company incorporated with limited liability which is a direct wholly-owned subsidiary of the Company (“New CayCo”) (the “Business Combination Agreement”). The Business Combination closed on March 20, 2024 (the “Closing Date”).

In connection with the closing of the Business Combination, the Reporting Persons were issued 8,737,500 Ordinary Shares that were initially issued upon conversion of class A shares that were issued to the Sponsor in a private placement prior to HCM’s initial public offering.

Item 4.	Purpose of Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The Reporting Persons beneficially own Ordinary Shares for investment purposes. Subject to the agreements described herein, the Reporting Persons intend to review on a continuing basis its investment in the Issuer and may from time to time increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of Ordinary Shares by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	8,737,500
Sole Dispositive Power	0
Shared Dispositive Power	8,737,500

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Sponsor Support Agreement

In connection with the Business Combination Agreement, HCM, the Company and the Sponsor, entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed, among other things, to vote (or execute and return an action by written consent), or cause to be voted at the HCM extraordinary general meeting of its shareholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of its class A ordinary shares of HCM (the “HCM Shares”) in favor of (A) the approval and adoption of the Business Combination Agreement and approval of the mergers and all other transactions contemplated by the Business Combination Agreement, (B) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of HCM under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Business Combination from being consummated and (C) each of the proposals and any other matters necessary or reasonably requested by HCM for consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Sponsor Support Agreement, copies of which is attached hereto as Exhibit A and Exhibit B and are incorporated herein by reference.

Lock-Up Agreement

In connection with the Business Combination Agreement, the Sponsor entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Company, pursuant to which the Sponsor has agreed not to transfer any Ordinary Shares held by the Sponsor for the applicable lock-up period. For the Sponsor, the applicable lock-up period is two years from the Closing, subject to early termination under certain circumstances.

The foregoing description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is attached hereto as Exhibit C, and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Business Combination Agreement, the Sponsor and certain equityholders of Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) containing customary registration rights for the Sponsor and the equityholders of the Company who are parties thereto.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Restated Registration Rights Agreement, which is filed as Exhibit D hereto and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

Exhibit A	Sponsor Support Agreement (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC on March 15, 2023)

Exhibit B	Amendment No. 1 to Sponsor Support Agreement (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC on January 5, 2024)

Exhibit C	Lock-up Agreement

Exhibit D	Registration Rights Agreement

Exhibit E	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2024

HCM INVESTOR HOLDINGS, LLC

By: /s/ Shawn Matthews
Name: Shawn Matthews
Title: Managing Member

/s/ Shawn Matthews
Shawn Matthews